October 25, 2018

Moshe Mizrahy
Chief Executive Officer
InMode Ltd.
Tavor Building, Sha'ar Yokneam
P.O. Box 533
Yokneam 2069200, Israel

       Re: InMode Ltd.
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted October 11, 2018
           CIK No. 0001742692

Dear Mr. Mizrahy:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Form F-1 submitted October 11, 2018

Risk Factors, page 13

1. Please expand your response to prior comment 4 to provide us your analysis of the value of your investment securities as a percentage of total assets (exclusive of Government securities and cash items) on an unconsolidated basis as of the date of the latest balance sheet that you have included in your registration statement. If you may be deemed an investment company under section 3(a)(1)(C) of the Investment Company Act as of that
 Moshe Mizrahy
FirstName LastNameMoshe Mizrahy
InMode Ltd.
Comapany NameInMode Ltd.
October 25, 2018
October 25, 2018 Page 2
Page 2
FirstName LastName
         date, please add risk factor disclosure concerning the potential investment company status. In the disclosure, include a description of why you may qualify as an investment company and the consequences if you are deemed to be an investment company. If appropriate, you may also include disclosure reflecting the substance of the last sentence of your response to prior comment 4.
The use, misuse or off-label use of our products..., page 31

2. In an appropriate section of your prospectus, please address that part of prior comment 9 seeking clarification of the conditions and procedures for which you have received the required regulatory clearances to market your products. Also, please expand your response to tell us which "certain women's health conditions and procedures" were addressed in the letter from the FDA and the nature of the "certain statements" that you have modified.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
51

3. Please expand your response to prior comment 1 to tell us whether the products you disclose have contributed equally to your business in each period presented, excluding the disclosed effect of new products. It is unclear whether any disclosed product has contributed disproportionately to your business or whether a product's significance to your business has changed during the periods presented. In this regard, your revised disclosure on page 85 appears to indicate that you have determined that amount of your business involving the Fractora handpiece; please tell us the portion of your business derived from that product.
Components of Our Results of Operations, page 52

4. Please expand your response to prior comment 14 to tell us the percentage of your revenue derived from the United States in your fiscal year ended December 31, 2016.
5. Please expand your response to prior comment 15 to tell us the extent of your revenue from consumables in 2016. Also please note that disclosure might be required before the period mentioned in the last sentence of your response to prior comment 15.
Our Solution, page 71

6. We note your response to prior comment 18. Please balance your disclosure that you believe the results are significant with the information in response 24 to your letter to us dated September 7, 2018 indicating that the data does not provide you sufficient quantitative data to determine statistical significance.
 Moshe Mizrahy
InMode Ltd.
October 25, 2018
Page 3
Joint Venture Equity Interest Conversion and Notice Rights, page 112

7. We note your response to prior comment 24. Please revise to disclose the redemption feature and the specific terms that make the non-controlling interests redeemable, and clarify who holds the option to redeem the interest.
Exhibits

8. Exhibit 10.12 appears to contemplate that the agreement will be followed be definitive documents. Please file the definitive documents. Also please (1) file the attachment missing from exhibit 10.12, and (2) tell us which exhibit represents the September 9, 2016 agreement mentioned in exhibit 10.14 and which section of which agreement addresses the termination that you mention in response to prior comment 11.
        You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Russell Mancuso,
Branch Chief, at 202-551-3617 with any other questions.



                                                           Sincerely,
FirstName LastNameMoshe Mizrahy
                                                           Division of
Corporation Finance
Comapany NameInMode Ltd.
                                                           Office of
Electronics and Machinery
October 25, 2018 Page 3
cc:       Brian D. Hirshberg
FirstName LastName